Exhibit 99.6

A registration statement relating to the securities proposed to be issued in the Offer (as defined below) has been filed with the Securities and Exchange Commission (“SEC”) but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This notice is neither an offer to purchase nor a solicitation of an offer to sell Cadbury ordinary shares or Cadbury ordinary shares represented by Cadbury American Depositary Shares (“Cadbury ADSs”). The Offer is made to U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended) and Canadian residents who hold Cadbury ordinary shares and holders of Cadbury ADSs, wherever located, by the prospectus/offer to exchange dated December 4, 2009 and the related Form of Acceptance and ADS Letter of Transmittal (each as defined below) and any amendments or supplements thereto. All holders of Cadbury ordinary shares who are not U.S. holders or residents of Canada will receive separate offer documents (to the extent permitted by relevant laws and regulations). The Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Cadbury ordinary shares or Cadbury ADSs in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any state or jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Kraft Foods Inc. by one or more registered brokers or dealers licensed under the laws of such state or jurisdiction.

Notice of Offer for Ordinary Shares

(including ordinary shares represented by American Depositary Shares)

of

Cadbury plc

for

300 pence in cash

and 0.2589 shares of common stock

of

Kraft Foods Inc.

Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), is offering to acquire each of the issued and to be issued ordinary shares of 10 pence each of Cadbury plc, including Cadbury ordinary shares represented by Cadbury ADSs, for 300 pence in cash and 0.2589 shares of Class A common stock, without par value, of Kraft Foods (“Kraft Foods common stock”), on the terms and subject to the conditions set forth in the prospectus/offer to exchange dated December 4, 2009 and in the related Form of Acceptance and ADS Letter of Transmittal (the offer reflected by such terms and conditions and, where the context so requires, any subsequent revision, variation, extension or renewal of such offer, including any election or alternative available in connection with it, constitutes the “Offer”). As each Cadbury ADS represents four Cadbury ordinary shares, holders of Cadbury ADSs will receive 1,200 pence in cash and 1.0356 shares of Kraft Foods common stock, in exchange for each outstanding Cadbury ADS validly tendered and not withdrawn. Holders of Cadbury ordinary shares and holders of Cadbury ADSs are together referred to as “Cadbury securityholders.”

Cadbury securityholders who accept the Offer may elect to vary the proportion in which they receive shares of Kraft Foods common stock and cash consideration pursuant to a mix and match facility, including by electing to receive only cash or only shares of Kraft Foods common stock. However, valid mix and match elections will only be satisfied to the extent that other holders of Cadbury ordinary shares or Cadbury ADSs make off-setting elections.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M., NEW YORK CITY TIME (1:00 P.M. LONDON TIME), ON JANUARY 5, 2010, UNLESS THE INITIAL OFFER PERIOD IS EXTENDED.

The purpose of the Offer is for Kraft Foods to acquire control of, and ultimately the entire equity interest in, Cadbury. If the Offer becomes or is declared wholly unconditional and Kraft Foods acquires 90% or more of the Cadbury ordinary shares, including those represented by Cadbury ADSs, Kraft Foods intends to acquire any outstanding Cadbury ordinary shares, including those represented by Cadbury ADSs, through a “compulsory acquisition” procedure under the United Kingdom Companies Act 2006, as amended from time to time (the “U.K. Companies Act”). In a compulsory acquisition, Cadbury securityholders who do not accept the Offer will receive the same consideration received by any accepting Cadbury securityholder in the Offer, which includes the opportunity for a Cadbury securityholder to elect, subject to availability, to participate in a mix and match facility. If Kraft Foods does not achieve the 90% threshold, the compulsory acquisition procedure will not be available.

The Offer is conditional upon, among other things: (1) Kraft Foods having received valid acceptances prior to expiration of the Offer in respect of not less than 90% (or such lower percentage as Kraft Foods may decide) of the Cadbury ordinary shares to which the Offer relates, including those represented by Cadbury ADSs, and of the voting rights attached to those shares, provided, that this condition will not be satisfied unless Kraft Foods has acquired or agreed to acquire more than 50% of the outstanding Cadbury ordinary shares, including those represented by Cadbury ADSs (the “Minimum Acceptance Condition”); (2) Kraft Foods’ shareholders having approved all proposals required under certain rules of the New York Stock Exchange (the “NYSE”) to approve the issuance of the Kraft Foods common stock in connection with the Offer (the “Shareholder Approval Condition”); (3) the shares of Kraft Foods common stock to be issued in connection with the Offer having been approved for listing on the NYSE and the registration statement of which the prospectus/offer to exchange is a part having been declared effective by the SEC and no stop order having been issued or proceedings for suspension of the effectiveness of the registration statement having been initiated by the SEC (the “NYSE Listing Condition”); and (4) there having been received all applicable competition and antitrust approvals, including those from the European Commission, and all applicable waiting periods under applicable competition or antitrust laws, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, having expired or terminated. The Offer is also subject to the other conditions described in the prospectus/offer to exchange under the heading “Appendix A—Conditions and Further Terms of the Offer.”

To the extent legally permitted, and subject in certain circumstances to the consent of the United Kingdom Panel on Takeovers and Mergers (the “U.K. Takeover Panel”) and applicable laws and regulations, Kraft Foods expressly reserves the right, at any time or from time to time, to (1) extend the Offer past January 5, 2010, (2) amend the Offer, if Kraft Foods elects to implement the acquisition of Cadbury, with the agreement of Cadbury and the consent of the U.K. Takeover Panel (where necessary), by way of a court-approved “scheme of arrangement” in accordance with Part 26 of the U.K. Companies Act, (3) waive, in whole or in part, any conditions to the Offer, other than the Minimum Acceptance Condition, the Shareholder Approval Condition and the NYSE Listing Condition, or (4) reduce the Offer consideration, through an appropriate mechanism and with appropriate notice under the U.S. tender offer rules in the event that Cadbury declares any dividends or distributions. Kraft Foods will effect any extension, amendment, waiver or reduction by giving oral or written notice to Computershare Investor Services PLC (the “Ordinary Share Exchange Agent”) and Computershare Trust Company, N.A. (the “ADS Exchange Agent”) and by making a public announcement thereof, which, in the case of an extension, will be made no later than 3:00 a.m. New York City time (8:00 a.m. London time) on the U.K. business day following the end of the initial offer period (as described below), or such later time or date as the U.K. Takeover Panel may agree and in accordance with U.S. tender offer rules.

The initial offer period will expire at 8:00 a.m. New York City time (1:00 p.m. London time) on January 5, 2010, unless Kraft Foods extends the initial offer period.

If the Offer becomes or is declared wholly unconditional on or after January 5, 2010, a subsequent offer period of at least 14 days in length following the expiration of the initial offer period will start immediately. Kraft Foods may extend the subsequent offer period beyond 14 days until a further specified date or until further notice.

For the purposes of the Offer, Kraft Foods will acquire Cadbury ordinary shares, including those represented by Cadbury ADSs, in respect of which it has received valid acceptances which have not been validly withdrawn if and when the Offer becomes or is declared wholly unconditional. Acceptances of the Offer will be made only after: (1) in the case of Cadbury ordinary shares, receipt by the Ordinary Share Exchange Agent of (a) for certificated ordinary shares, the certificates representing such ordinary shares and a signed form of acceptance, authority and election to be distributed in connection with the Offer (the “Form of Acceptance”) and (b) for uncertificated ordinary shares, evidence of the transfer through CREST to the escrow balance of the Ordinary Share Exchange Agent of such uncertificated ordinary shares; and (2) in the case of Cadbury ADSs, (a) for Cadbury ADSs held in book-entry form, a book-entry transfer of such Cadbury ADSs into the ADS Exchange Agent’s account at the Depository Trust Company and delivery of an Agent’s Message (as defined in the prospectus/offer to exchange) or (b) the delivery of a properly completed and duly executed letter of transmittal for use in connection with accepting the Offer in respect of Cadbury ADSs (the “ADS Letter of Transmittal”), the Cadbury American Depositary Receipts evidencing tendered Cadbury ADSs and any other required documents, in each case in accordance with the procedures set forth in the section of the prospectus/offer to exchange entitled “The Offer—Procedures for Accepting the Offer.” Holders of Cadbury ADSs in direct registration form should convert their Cadbury ADSs into certificated Cadbury ADSs or arrange for their direct registration Cadbury ADSs to be transferred to a brokerage or custodian account and follow the acceptance procedures described above. Settlement of the consideration to accepting Cadbury securityholders will be consistent with U.K. practice and will be effected (1) not later than 14 calendar days after the end of the initial offer period, in the case of complete acceptances received prior to the end of the initial offer period, and (2) within 14 calendar days of receipt, in the case of complete acceptances received during the subsequent offer period.

Acceptances of the Offer may be withdrawn at any time until the end of the initial offer period. Acceptances may not be withdrawn during the subsequent offer period, except in certain limited circumstances described in the prospectus/offer to exchange. For a withdrawal to be effective, a written notice must be received on a timely basis by the Ordinary Share Exchange Agent or the ADS Exchange Agent (as the case may be) and must specify the name of the person who has tendered the Cadbury ordinary shares or Cadbury ADSs, the number of Cadbury ordinary shares or Cadbury ADSs to be withdrawn and the name of the registered holder of those Cadbury ordinary shares or Cadbury ADSs, if different from the name of the person whose acceptance is to be withdrawn. Cadbury ordinary shareholders who accept the Offer through CREST may also withdraw their Cadbury ordinary shares by following the procedures set forth in paragraph 4(h) (Rights of Withdrawal) of Part B of Appendix A to the prospectus/offer to exchange. All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by Kraft Foods, in its discretion, which determination will be final and binding, except as required by the U.K. Takeover Panel.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is contained in the prospectus/offer to exchange and is incorporated herein by reference.

Kraft Foods has received Cadbury’s ordinary shareholder register, but has not yet received Cadbury’s ADS register. Kraft Foods is making a request to Cadbury pursuant to Rule 14d-5 under the Exchange Act for Cadbury’s ADS register. The prospectus/offer to exchange, the Form of Acceptance, the ADS Letter of Transmittal and all other relevant materials are being mailed to record holders of Cadbury ordinary shares who are U.S. holders and Canadian residents and will be mailed to holders of Cadbury ADSs, wherever located (provided they are permitted by law to receive them) once Cadbury complies with Kraft Foods’ request pursuant to Rule 14d-5 under the Exchange Act. These materials will also be furnished by Kraft Foods to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Cadbury’s shareholder register, ADS register, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Cadbury ordinary shares or Cadbury ADSs. If Cadbury so elects, the materials will be mailed by Cadbury to holders of Cadbury ADSs.

The prospectus/offer to exchange and the related Form of Acceptance and ADS Letter of Transmittal contain important information. Cadbury securityholders should carefully read these documents in their entirety before any decision is made with respect to the Offer. Such documents may be obtained without charge at the SEC’s website at www.sec.gov.

The directors of Kraft Foods, whose names are set out in the section of the prospectus/offer to exchange entitled “Schedule I – Directors and Executive Officers of Kraft Foods,” accept responsibility for the information contained in this notice. To the best of the knowledge and belief of the directors of Kraft Foods (who have taken all reasonable care to ensure that such is the case), the information contained in this notice for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of that information.

Cadbury securityholders in the European Union should note that this is not a prospectus for the purposes of the EU Prospectus Directive. Such Cadbury securityholders should not tender their shares except on the basis of information in the prospectus to be published pursuant to the EU Prospectus Directive.

All questions and requests for assistance regarding the Offer should be directed to the information agent, Georgeson Inc., at the address or telephone numbers listed below. Additional copies of the prospectus/offer to exchange, the Form of Acceptance, the ADS Letter of Transmittal and other tender offer materials may be obtained from the information agent and will be furnished promptly at Kraft Foods’ expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The information agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers Call (212) 440-9800

Toll-Free in the United States (800) 868-1391

Outside the United States (212) 806-6859

December 4, 2009